FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SECURITIES REGULATORS IN CANADA AND SUBMITTED TO THE APPROVAL OF THE AMF
SIGNATURES
EXHIBIT INDEX
EX-2.1
EX-99.1
EX-99.2

          On September 4, 2006, Veritas DGC Inc., a Delaware corporation (“Veritas”), and Compagnie Générale de Géophysique, a French société anonyme (“CGG”), entered into an Agreement and Plan of Merger, dated as of September 4, 2006 (the “Merger Agreement”), by and among Veritas, CGG, Volnay Acquisition Co. I, a Delaware corporation and wholly owned subsidiary of CGG (“Merger Sub I”), and Volnay Acquisition Co. II, a Delaware corporation and wholly owned subsidiary of CGG (“Merger Sub II”), under which CGG has agreed to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Veritas (“Veritas Common Stock”). Under the terms of the Merger Agreement, which was approved by the Boards of Directors of both Veritas and CGG, Merger Sub I will merge with and into Veritas with Veritas continuing as the surviving corporation, and immediately thereafter, Veritas will merge with and into Merger Sub II with Merger Sub II continuing as the surviving corporation as a wholly owned subsidiary of CGG.
          Total consideration for Veritas Common Stock is fixed at approximately $1.5 billion in cash and approximately 47 million American Depository Shares (the “ADSs”) of CGG, with each ADS representing one-fifth of an ordinary share, nominal value €2.00 per share, of CGG (each a “CGG Ordinary Share”). Under the terms of the Merger Agreement, stockholders of Veritas will have the right to elect to receive cash or ADSs, subject to a proration if either cash or stock is oversubscribed. The per share consideration is initially set at $75.00 in cash or 2.2501 ADSs and is subject to adjustment upwards or downwards so that each share of Veritas Common Stock receives consideration representing equal value. This adjustment, however, will not increase or decrease the total amount of cash or the total number of ADSs to be issued in the transaction. The stockholders of Veritas will receive, in the aggregate, consideration comprised of approximately 51% ADSs and 49% cash.
          Consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (1) approval by the stockholders of Veritas and CGG, (2) the receipt of all required regulatory approvals and (3) the effectiveness of the registration statement on Form F-4 and the registration statement on Form F-6 relating to the ADSs to be issued in the merger. In the event of a termination of the Merger Agreement under certain circumstances, Veritas or CGG may be required to pay the other party certain termination fees as set forth in the Merger Agreement.
          The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this report as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement is filed herewith to provide investors with information regarding its terms. It is not intended to provide any other factual information about CGG or Veritas. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by CGG and Veritas to each other in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between CGG and Veritas rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about CGG or Veritas.
          On September 5, 2006, CGG and Veritas issued a joint press release announcing their entry into the Merger Agreement, which is attached as Exhibit 99.1 hereto, and is incorporated into this report by reference.

          On September 5, 2006, CGG’s Chairman and CEO sent a communication to CGG’s employees regarding the Merger. This letter is attached as Exhibit 99.2 hereto, and is incorporated to this report by reference.
CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS
     This document contains or incorporates by reference statements regarding the proposed transaction between Veritas and CGG, and may contain or incorporate by reference statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about CGG’s management’s future expectations, beliefs, goals, plans or prospects that are based on current expectations and estimates about Veritas and CGG and the combined group, as well as Veritas’ and CGG’s and the combined group’s future performance and the industries in which Veritas and CGG operate and the combined group will operate, in addition to managements’ assumptions. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act, which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; the failure of CGG shareholders to approve the issuance of CGG common shares for the merger or the failure of Veritas shareholders to adopt the merger agreement; difficulties and delays in obtaining regulatory approvals for the proposed transaction; the risks that synergies and cost savings from the merger may not be fully realized or take longer to realize than expected; potential difficulties in meeting conditions set forth in the merger agreement; changes in international economic and political conditions, and in particular in oil and gas prices; our ability to reduce costs; our ability to finance the cash portion of the merger consideration and our operations on acceptable terms; the timely development and acceptance of our new products and services; the effects of competition; political, legal and other developments in foreign countries; the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates; the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize; our ability to integrate successfully the businesses or assets we acquire; our ability to sell our seismic data library; and our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations.
Additional factors that may affect future results are contained in CGG’s and Veritas’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and similar filings by Veritas with Canadian securities regulators. Except to the extent required under applicable laws and the rules and regulations of applicable securities regulators (including the SEC), neither CGG nor Veritas is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC AND SECURITIES REGULATORS IN CANADA AND SUBMITTED TO THE APPROVAL OF THE AMF

     In connection with their proposed combination, CGG and Veritas intend to file relevant materials with the SEC and, in the case of Veritas, with Canadian securities regulators, including the filing by CGG of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the “Registration Statements”), which will include a preliminary prospectus and related materials to register with the SEC the CGG American Depositary Shares (“ADSs”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued to holders of Veritas common shares and convertible debt, and Veritas and CGG plan to file with the SEC and with Canadian securities regulators and mail to their respective stockholders a proxy statement/prospectus relating to the proposed transaction. In connection with the proposed combination of CGG and Veritas and the admission to trading on Eurolist by Euronext Paris of the new CGG shares to be issued in exchange for Veritas common shares and convertible debt, CGG intends to submit a prospectus (the “French Prospectus”), comprised of CGG’s registration document (document de référence) and a note d’opération, to the approval (visa) of the French AMF. The Registration Statements, the joint proxy statement/prospectus and the French Prospectus will contain important information about CGG, Veritas, the proposed combination, certain risks and related matters. Investors and security holders are urged to read the Registration Statements, the proxy statement/prospectus and the French Prospectus (and any amendments or supplements to them) carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the proxy statement/prospectus and other documents filed with the SEC by Veritas and CGG through the web site maintained by the SEC at www.sec.gov and through the website maintained by Canadian securities regulators at www.sedar.com, and the French Prospectus, subject to the approval (visa) by the AMF and when available, through the web site maintained by the AMF at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of the Registration Statements, the proxy statement/prospectus, and, subject to the approval (visa) by the AMF, the French Prospectus, when they become available from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31.
Veritas, CGG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding CGG’s directors and executive officers is available in CGG’s Form 20-F filed with the SEC on May 9, 2006 and in CGG’s registration document (document de référence) filed with the AMF on the same date. Information regarding Veritas directors and executive officers can be found in Veritas’ proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on October 28, 2005 and with the Canadian securities regulators on November 4, 2005, and its 2005 annual report on Form 10-K filed with the SEC on October 12, 2005 and with the Canadian securities regulators on October 18, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and at www.sedar.com or at the AMF’s website at www.amf-france.org. In addition, investors and security holders will be able to obtain free copies of these documents from CGG by contacting invrel@cgg.com or by telephone at +33 1 64 47 38 31. Additional information regarding the interests of such potential participants in the transaction described herein will be included in the Registration Statements and proxy statement/prospectus described above and other relevant materials filed with the SEC and the Canadian securities regulators, when they become available.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex

Date : September 6, 2006	By Senior Executive Vice President Technology, Control & Planning and Communication /Gerard CHAMBOVET/

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 4, 2006, between and among Veritas DGC Inc., Compagnie Générale de Géophysique, Volnay Acquisition Co. I and Volnay Acquisition Co. II

99.1	Press Release issued jointly by Veritas DGC Inc. and Compagnie Générale de Géophysique, dated September 5, 2006

99.2	Communication to CGG’s employees from CGG’s Chairman and CEO regarding the Merger, dated September 5, 2006